

14041541

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section

SEP 08 2014

Washington DC

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SEC File Number
8-68610

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder



Report for the period beginning 07/01/13 and ending 06/30/14

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Topeka Capital Markets, Inc.

Official Use Only
_____
Firm ID No.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.):
40 Wall Street, 17th Floor
(No. and Street)

New York   NY   10005
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS
REPORT: Michael A. Jackson   (212) 709-5701
                                  (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – if individual, state last, first, middle name)

1211 West 22nd Street, Suite 110
(No. and Street)

Oak Brook   Illinois   60523
(City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant, not resident in United States or any of its possessions

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FOR OFFICAL USE ONLY

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*Claims for exemption from the requirement that the annual report covered by the opinion of an
independent public accountant must be supported by a statement of facts and circumstances
relied on as the basis for the exemption. See section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, **Michael A. Jackson**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of Topeka Capital Markets, Inc., as of June 30, 2014, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

None.

_____

_____

_____

_____
Signature

<u>Chief Executive Officer</u>
Title

_____
Notary Public

This report** contains (check all applicable boxes):

[X] (a) Facing Page.
[X] (b) Statement of Financial Condition.
[ ] (c) Statement of Income (Loss).
[ ] (d) Statement of Cash Flows.
[ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[ ] (g) Computation of Net Capital.
[ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c-3-3.
[ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c-3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[X] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) Exemption Report

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TOPEKA CAPITAL MARKETS, INC.

STATEMENT OF FINANCIAL CONDITION
AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

JUNE 30, 2014

TOPEKA CAPITAL MARKETS, INC.

STATEMENT OF FINANCIAL CONDITION
AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

JUNE 30, 2014



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Topeka Capital Markets, Inc.

We have audited the accompanying statement of financial condition of Topeka Capital Markets, Inc. (a Delaware corporation) (the Company) as of June 30, 2014, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. The Company's management is responsible for this financial statement. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of Topeka Capital Markets, Inc. as of June 30, 2014 in accordance with accounting principles generally accepted in the United States of America.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Oak Brook, Illinois
September 3, 2014

TOPEKA CAPITAL MARKETS, INC.
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2014

ASSETS

Cash	$	211,868
Receivable from broker/dealers		997,465
Property and equipment, net		77,136
Restricted cash, security deposit		122,843
Other assets		19,673
TOTAL ASSETS	$	1,428,985

LIABILITIES AND STOCKHOLDERS' DEFICIENCY

Liabilities

Accounts payable and accrued expenses	$	772,101
Deferred rent		56,699
Total liabilities		828,800
Liabilities subordinated to the claims of general creditors		1,569,000

Stockholders' deficiency

Class A Common stock, no par value, 22,750 shares authorized, 11,375 issued and outstanding	-
Class B Common stock, $.001 par value, 17,487 shares authorized, issued and outstanding	17
Class C Common stock, $.001 par value, 57,390 shares authorized, 5,739 issued and outstanding	6
Class D Common stock, $.001 par value, 12,300 shares authorized, 6,150 issued and outstanding	6
Class E Common stock, $.001 par value, 40,896 shares authorized, 20,448 issued and outstanding	20
Class F Common stock, $.001 par value, 10,116 shares authorized, -0- issued and outstanding	-
Class G Common stock, $.001 par value, 3,066 shares authorized, 1,533 issued and outstanding	2
Series A Preferred stock, $.001 par value 10,116 shares authorized, 10,116 issued and outstanding	10
Additional paid-in capital	8,474,939
Accumulated deficit	(9,443,815)
Total stockholders' deficiency	(968,815)

TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIENCY	$	1,428,985

See accompanying notes to statement of financial condition

TOPEKA CAPITAL MARKETS, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

YEAR ENDED JUNE 30, 2014

1. Nature of business and summary of significant accounting policies

Nature of Business

Topeka Capital Markets, Inc. (the "Company") is a corporation organized under the laws of the state of Delaware on May 4, 2010. The Company commenced operations on April 1, 2011. The Company's operations consist primarily of engaging in brokerage transactions for institutional investors and providing research services.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

These financial statements were approved by management and available for issuance on September 3, 2014. Subsequent events have been evaluated through this date.

Restricted Cash

The Company has a letter of credit as a security deposit for one of its office locations.

Commission Revenue and Expense Recognition from Securities Transactions and Research Commissions

Research and trading commissions from clients and the related revenues and expenses are recorded on a trade-date basis. Research revenues from clients for payment of the research product are recorded as invoiced.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and amortization. The Company provides for depreciation and amortization as follows:

Asset	Useful Life	Estimated Principal Method
Furniture and fixtures	3 years	Straight-line
Computer equipment	3 years	Straight-line
Leasehold improvements	5 years	Straight-line

TOPEKA CAPITAL MARKETS, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

YEAR ENDED JUNE 30, 2014

1. Nature of business and summary of significant accounting policies (continued)

Income Taxes

The Company follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

The determination of the Company's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Company's financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities. When facts and circumstances change, the Company reassesses these probabilities and records any changes in the financial statements as appropriate. Accrued interest and penalties related to income tax matters are classified as a component of income tax expense.

In accordance with GAAP, the Company is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce stockholders' deficiency. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial statement comparability among different entities. Management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. At June 30, 2014, management has determined that the Company had no uncertain tax positions that would require financial statement recognition.

The Company files its income tax returns in the U.S. federal and various state and local jurisdictions. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for years before 2011. Any potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, state and local tax laws. The Company's management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

TOPEKA CAPITAL MARKETS, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

YEAR ENDED JUNE 30, 2014

1. Nature of business and summary of significant accounting policies (continued)

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

2. Liquidity, going concern consideration and managements' plan

Since commencement of operations, the Company has incurred net losses, negative cash flows from operations and has an accumulated deficit. The Company has relied on financing from their shareholders and will continue to need additional financing until it achieves profitable operations and positive cash flows from operations. This is a direct result of Management's conscious effort to invest in its business to build out its research offering and trading platform. Management plans to fund these investments while working to achieve positive cash flow by issuing equity to its existing shareholders including the CEO, COO and Head of Business Development or issue equity to new strategic investors. The Company has significantly increased its customer base in each of the past three fiscal years and has seen revenues increase accordingly. The Company plans to continue adding customers as it expands its business offerings in an effort to achieve profitable operations. Management is also working closely with new and existing customers to deepen relationships. This should result in higher revenues and a reduced sales cycle, which will result in payment for services occurring in a more timely manner. There can be no assurance that the Company will be successful in these efforts or that available capital will be sufficient to fund future operations. The failure to do so would raise substantial doubt as to the Company's ability to continue as a going concern. No adjustment has been made in the financial statements of the Company to the amounts and classifications of assets and liabilities which could result should the Company be unable to continue as a going concern.

3. Property and equipment

Details of property and equipment at June 30, 2014 are as follows:

Computer equipment	$ 341,173
Leasehold improvements	12,362
Furniture and fixtures	98,110
	451,645
Less: accumulated depreciation and amortization	374,509
	$ 77,136

Depreciation expense amounted to $111,200 for the year ended June 30, 2014.

TOPEKA CAPITAL MARKETS, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

YEAR ENDED JUNE 30, 2014

4. Liabilities subordinated to claims of general creditors

At June 30, 2014, the Company had two subordinated loan agreements with a stockholder which were in accordance with agreements approved by the FINRA in the amount of $1,000,000 and $600,000 respectively. Both agreements mature on April 1, 2021. The borrowings are available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1. A payment of $31,000 was made during the prior year ended June 30, 2013. FINRA reviewed the transaction and did not require any adjustment. Interest shall be accrued quarterly at the three month LIBOR rate plus 1%. At June 30, 2014, $1,569,000 was outstanding under the loan agreements.

5. Net capital requirement

The Company, as a member of FINRA, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2014, the Company's net capital was $24,456, which was deficient by $30,797. The deficiency was caused by the Company including research commission receivables as an allowable asset for net capital purposes. These invoiced receivables were due from institutional accounts for the usage of the Company's research services. Under Rule 15c3-1, these receivables are considered unsecured for net capital purposes and deemed non-allowable. As of September 3, 2014, the Company had collected approximately 80% of these research commission receivables. In addition, to address the reported net capital deficiency, management has contributed $250,000 and $200,000 in additional paid-in capital on August 28, 2014 and September 2, 2014, respectively. As of September 3, 2014, the Company had net capital of $354,491, which was $290,620 in excess of its net capital requirement (unaudited).

6. Income taxes

At June 30, 2014, the Company has federal and state net operating loss carry forwards (NOLs) of approximately $9,187,000 for federal and $11,068,00 for state, which expire in 2030. The deferred tax asset from the Company's NOLs is approximately $4,830,000. A valuation allowance for the full amount of the deferred tax asset has been established. The change in the valuation allowance was approximately $1,352,000.

TOPEKA CAPITAL MARKETS, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

YEAR ENDED JUNE 30, 2014

7. Off-balance sheet risk

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to a clearing broker on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts. The due from broker is pursuant to this clearance agreement and includes a clearing deposit of $500,000. In addition, the Company has signed a separate clearance agreement but has not yet started doing business with this clearing broker.

8. Concentrations of credit risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

In addition, the Company's cash is on deposit at one financial institution and the balance at times may exceed the federally insured limit. The Company believes it is not exposed to any significant credit risk to cash.

9. Common stock, preferred stock and option

The Company has seven classes of authorized common stock and one class of authorized preferred stock. Class A common stock has voting rights. All other classes of common stock are non-voting. Holders of Classes A, B, C and D common stock will share equally, on a per share basis, in any dividends declared by the Board of Directors and in the event of an involuntary liquidation, dissolution or winding up. Holders of Class G common stock will receive a regular monthly dividend as defined in the Fourth Amended and Restated Investor Right Agreement. The Company has also issued non-voting Series A preferred stock. The preferred stock is convertible into shares of Class F common stock immediately upon the Company meeting certain targets or at the request of a majority of the holders of the preferred stock. Class E common stock is solely held by senior management and does not participate in any dividend distributions. Immediately prior to the Company effecting an initial public offering of shares of Class A common stock pursuant to a registration statement under the Securities Act of 1933, all outstanding shares of non-voting common stock shall automatically convert into one share of Class A common stock. If any stockholder is deemed to possess excess shares of Class A common stock, those shares will convert into Class B non-voting common stock.

TOPEKA CAPITAL MARKETS, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

YEAR ENDED JUNE 30, 2014

9. Common stock, preferred stock and option (continued)

Pursuant to an unqualified agreement dated September 27, 2012, the Company granted an officer the option to purchase 640 shares of Class C non-voting common stock.

10. Commitments and contingencies

The Company rents office space in Chicago, San Francisco, Boston, Los Angeles and New York City under five non-cancellable operating leases. The Chicago lease expires on January 31, 2015 and calls for monthly payments of $2,189 plus any taxes and fees. The San Francisco lease expires on May 31, 2015 and calls for monthly payments of $2,224 plus any taxes and fees. The Boston lease expires on November 30, 2014 and calls for monthly payments of $2,399 plus any taxes and fees. The Los Angeles lease expires January 31, 2015 and calls for monthly payments of $1,609 plus any taxes and fees. The New York City lease expires on June 30, 2021 and calls for monthly payments of $19,151 through June 11, 2016 and $20,892 through the remainder of the lease. Rent includes a base rent and additional charges for taxes and fees. The Company also leases space in San Diego on a month-to-month basis.

Aggregate future lease payments of office space subsequent to June 30, 2014 are approximately as follows:

Years ending June 30,	
2015	$ 293,000
2016	232,000
2017	251,000
2018	251,000
2019	251,000
Thereafter	501,000
	$ 1,779,000

11. Subsequent Events

On August 4, 2014, the Company completed a capital raise of $50,000 to fund operations. In addition, the Company's management contributed $250,000 and $200,000 in additional paid-in capital on August 28, 2014 and September 2, 2014, respectively (Note 5).